EXHIBIT 99.1

POET Technologies Establishes Photonics Design Capabilities in Ottawa

 - Combines Development Efforts with MillView Photonics

- POET Named to the 2019 TSX Venture 50 List of Companies

SAN JOSE, Calif., Feb. 21, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (the “Company” or “POET”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today announced that it had entered into an agreement with the highly-respected firm, MillView Photonics, Inc. (“MillView”) to establish a collaborative design center in Ottawa, Ontario, Canada.

MillView was established two years ago by Dr. Trevor J. Hall, Professor in the School of Electrical Engineering & Computer Science and Founding Director of the Centre for Research in Photonics at the University of Ottawa. Along with his team, which includes Peng Liu, senior passive component designer, Mihail Dumitrescu, senior active component designer, and supported by doctoral and postdoctoral graduate engineers, MillView serves clients in photonics research, simulation, design and process development.

The agreement between the two companies brings together in one lab the MillView team, including Dr. Hall, additional staff from MillView, and three PhD-level photonics engineers from POET.  The team is also supported by POET’s Senior Vice President, Dr. William Ring, and additional POET design engineering resources.

Commenting on the collaboration agreement, Dr. Trevor Hall, a graduate of Cambridge University, noted, “MillView Photonics was founded along the same model as Cambridge Consultants where I worked on my return to Cambridge following PhD studies at University College London, U.K.  Cambridge Consultants tapped into a vast reservoir of talent to solve real-world design and engineering challenges utilizing academic/industry partnerships.  MillView is similarly situated to bring in the specific talent needed to address and solve a broad range of engineering challenges in photonics.  We are all really gratified to be working as a team with POET Technologies.  POET’s unique Optical Interposer™ platform has tremendous market potential, and we are all committed as one team to its success.”

POET’s Chief Executive Officer, Dr. Suresh Venkatesan, commented: “POET’s partnership with MillView rapidly expands our effort with experienced photonics engineering talent and substantial simulation and design capacity.  In line with our stated strategy, we have assembled a team in one place dedicated to one goal – the design and development of waveguides and filters for our Optical Interposer platform. In addition, this places POET squarely in both a region and University where photonics design and development are vibrant and pervasive.  The number of companies engaged in the photonics industry and the quality of the engineering talent available is extraordinary.  We are very appreciative for the reception that Dr. Hall has extended to POET that allows us to function as one team.”

2019 TSX Venture 50
POET also announced today that the Company has been named to the 2019 TSX Venture 50 list, a ranking of the top performers on the TSX Venture Exchange over the past year. The TSX Venture 50 ranking is comprised of ten companies from each of the five industry sectors represented on the TSX Venture Exchange. Companies are selected based on three equally weighted criteria: market capitalization growth, share price appreciation and trading volume.

POET’s Executive Vice President and Chief Financial Officer, Thomas Mika, commented, “We are gratified to be recognized as one of the top technology companies on the TSX Venture Exchange for 2019. Last year was a transformational year for the Company, highlighted by our first orders for our POET Optical Interposer-based solutions from leading global communications companies targeting data communications applications. Additionally, we recently received an offer to purchase our DenseLight subsidiary as part of our plan to pursue a fab-light strategy with a less capital-intensive business model. In fact, today’s announced collaboration agreement with MillView for combining design capabilities also furthers these efforts by leveraging key strategic partnerships to establish POET as a world-class organization with leading optical products. We look forward to building on our growing momentum in 2019 as we realize the substantial commercial potential for POET’s technology.”

A short video profile on POET Technologies will be posted and available at www.tsxventure50.com.

Change to Board of Directors
In addition, the Company also announced that John O’Donnell has resigned from POET’s Board of Directors effective December 31, 2018 as part of his recent retirement from professional law practice. O’Donnell had served as the Company’s Chief Legal Counsel, Corporate Secretary and Director since 2012.

The Company and the Board sincerely thank O’Donnell for his dedicated service and contribution to POET Technologies over the past seven years.

About MillView Photonics
MillView Photonics, Inc., designs, simulates, fabricates and tests Photonic Integrated Circuits. MillView’s expertise extends to concept, design and simulations of several materials and device platforms, including Indium Phosphide, Silicon-on-Insulator, Silicon, Silica-on-Silicon, and Lithium Niobate, encompassing monolithic, hybrid and modular architectures, and implemented in various photonic components and devices, including integration on a chip.  MillView’s expertise further extends to characterization, testing and packaging, as well as fabrication (in customer or affiliate facilities).  MillView has technology for license in the areas of LC-DFB Lasers, Edge Emitting DBR Lasers, Fabry-Perot Lasers, SOA (E-band, Hybrid iii-V/silicon), Grating Couplers and SOA/Laser Couplers, and EML Lasers.  MillView’s main office is in Ottawa, with contacts in P.R. China and India. Contact: info@millviewphotonics.com

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding the success of the Company’s partnerships and its ability to complete the agreements described in this news release.  Such statements include the Company’s expectations with respect to the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products. They also include statements regarding the successful outcome of combined efforts with its consultants and partners and the ability of all participants to work cooperatively as a team.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, the inability of the Company to cooperate effectively as described in this press release, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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